Filed under Rule 433

File No. 333-203578-01

Final Term Sheet

Arizona Public Service Company

$350,000,000 3.75% Notes due 2046

May 3, 2016

Issuer:	Arizona Public Service Company

Expected Ratings:	A2 / A- / A (Moody’s / S&P / Fitch) Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Trade Date:	May 3, 2016

Settlement Date:	May 6, 2016 (T+3)

Security:	3.75% Notes due 2046

Principal Amount:	$350,000,000

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2016

Maturity Date:	May 15, 2046

Interest Rate:	3.75%

Benchmark Treasury:	3.00% due November 15, 2045

Benchmark Treasury Price / Yield:	107-07 / 2.646%

Spread to Benchmark Treasury:	+112 basis points

Yield to Maturity:	3.766%

Public Offering Price:	99.713% per note

Optional Redemption:	Make-whole call at any time prior to November 15, 2045 at Treasury rate plus 20 basis points and, thereafter, at par

CUSIP/ISIN:	040555CU6 / US040555CU64

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC
Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC C.L. King & Associates, Inc. KeyBanc Capital Markets Inc. PNC Capital Markets LLC

Arizona Public Service Company has filed a registration statement (including a prospectus, as supplemented) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents Arizona Public Service Company has filed with the SEC for more complete information about Arizona Public Service Company and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Arizona Public Service Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll free at 1-800-831-9146, SunTrust Robinson Humphrey, Inc. toll free at 1-800-685-4786 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded.  Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.